# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EAGLE MATERIALS INC., CIK 0000918646
CUSIP: 26969P108
Title of class of securities: Common Stock (par value $.01 per share)
Address of issuer's principal executive offices: 5960 Berkshire Lane, Suite 900, Dallas, Texas (TX), 75225
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000019617

## Reporting persons
- JPMORGAN CHASE & CO.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 1,940,174; shared voting power 0; sole dispositive power 2,092,439; shared dispositive power 155; aggregate amount beneficially owned 2,092,751 (6.2% of the class)

## Item 1. Issuer
Name of issuer: EAGLE MATERIALS INC.
Address of issuer's principal executive offices: 5960 Berkshire Lane Suite 900 Dallas TX 75225

## Item 2. Person Filing
Name of person filing: JPMORGAN CHASE & CO.
Address of principal business office or, if none, residence: 383 Madison Avenue,,New York, NY 10179
Citizenship: DE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2092751
Percent of class: 6.2
Sole power to vote or to direct the vote: 1940174
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2092439
Shared power to dispose or to direct the disposition: 155

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary:
J.P. Morgan Trust Company of Delaware;
J.P. Morgan Securities LLC;
JPMorgan Chase Bank, National Association;
JPMorgan Asset Management (UK) Limited;
J.P. Morgan Investment Management Inc.;
55I, LLC

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- JPMORGAN CHASE & CO.: Rachel Tsvaygoft, Vice President (04/22/2025)